ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED	BOND NUMBER
Investment Managers Series Trust	**07873114B**

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 31, 2014 to December 31, 2015   /S/ Joseph R Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following as of the effective date indicated:

FUND NAME	EFFECTIVE DATE
o 361 Global Long/Short Equity Fund	December 31, 2014
o Aristotle Strategic Credit Fund	December 31, 2014
o Riverbridge Eco Leaders Fund	December 31, 2014
o AAM/HIMCO Unconstrained Bond Fund	January 2, 2015
o Stone Toro Market Neutral Fund, each a series of:	February 6, 2015

Investment Managers Series Trust

o ACR Multi-Strategy Quality Return (MQR) Fund	December 31, 2014
o Panther Small Cap Fund, each a series of:	December 31, 2014

Investment Managers Series Trust II

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED	BOND NUMBER
Investment Managers Series Trust	**07873114B**

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
	December 31, 2014 to December 31, 2015	**/S/ Joseph R Costello**

In consideration of the premium charged for this Bond, and notwithstanding Item 1 of the Declarations, Name of Insured, or any other Rider to this Bond, it is hereby understood and agreed that the following shall not be Insureds under this Bond as of the effective date indicated:

FUND NAME	EFFECTIVE DATE
o EP Strategic US Equity Fund	January 8, 2015
o EuroPac Hard Asset Fund	January 8, 2015
o Perimeter Small Cap Opportunities Fund	January 13, 2015
o Fountain Short Duration High Income Fund, each a series of:	March 31, 2015

Investment Managers Series Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

APPROVAL OF AMENDMENT TO FIDELITY BOND

RESOLVED, that the appropriate officers of the Trust are authorized and directed to amend the Trust's joint fidelity bond to update the current series of the Trust; and it is

RESOLVED FURTHER, that the Secretary or any Assistant Secretary of the Trust is directed to make the filings and give the notices required by Rule 17g-1 under the Investment Company Act of 1940; and it is

RESOLVED FURTHER, that the proper officers of the Trust be, and each of them is, authorized to execute such documents and to take such further actions in the name of the Trust and on its behalf as they, or any of them, may determine to be necessary or desirable and proper, with the advice of counsel, in connection with or in furtherance of the foregoing resolutions.